EXHIBIT 8.1

List of Main Subsidiaries

	Jurisdiction of Incorporation	Name under which they do business
Name
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)	Mexico	API Acapulco
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	ATL
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, and shipping agencies)	Mexico	TMM
Prestadora de Servicios MTR, S.A.de C.V. (Ports)	Mexico	MTR
Bimonte, S.A. de C.V. (Ports)	Mexico	BIMONTE
Administradora Marítima TMM, S.A.P.I. de C.V. (Ports)	Mexico	AMTMM
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	OPT
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	OPTIMUS
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	TMMPT
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	ADEMSA
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	IDN